Exhibit 99.5

EXPLANATORY NOTES TO THE AGENDA

for the Annual General Meeting of Shareholders (“AGM”) of

ASML Holding N.V. (the “Company” or “ASML”) to be held on

Thursday March 23, 2006

The items 3, 4, 5, 7, 8, 9 a, b, c, d, 11, 13 a, b, c, d and 14 on the agenda are items which will be put to the vote of the AGM.

The explanatory notes to the agenda contain a further description of the agenda.1

Agenda Items:

3.

Discussion of the Annual Report 2005 and adoption of the financial statements for the financial year 2005, as prepared in accordance with Dutch law.[1] (Voting item)
The Annual Report 2005 as prepared in accordance with Dutch law is published on ASML's website (www.asml.com) and is also available via the Company.

4, 5.	Discharge of the members of the Board of Management and the members of the Supervisory Board. (Voting items)

These are regular agenda items, in which it is proposed to discharge the members of the Board of Management from liability in respect of their management during the previous financial year, and in which it is proposed to discharge the members of the Supervisory Board from liability in respect of their supervision during the previous financial year.

6.	Clarification of the Company’s reserves and dividend policy. (Non-voting item)

Similar to the Company’s reserves and dividend policy as explained at the AGM in 2005, the Company’s policy so far has been to not pay any dividends on its ordinary shares, nor to distribute any reserves, but to invest those proceeds, if any, in research and development and new technology. The reason behind this policy is that the Company’s business is of a very cyclical nature; as a result a certain level of cash (“comfort level”) is needed to serve as buffer in down turns, and is needed to provide for the necessary inventory and resources in upturns. However, as published in its press release of January 18, 2006, the Company has announced that it has achieved its strategic target level of EUR 1 billion in net cash, which is comprised of total cash and equivalents minus convertible subordinated bonds. Because of its cyclical nature, the Company prefers to not pay dividend to its shareholders, but to return cash by means of a potential share buy back program, subject to whether the Company decides during 2006 to make significant investments in acquisitions or other activities. In case the Company decides to execute a share buy back program, relevant information shall be disclosed in due time.

7.	Proposal to amend the Articles of Association of the Company. [1] (Voting item)

This agenda item consists of one (1) voting item. A summary of the proposed amendments to the Articles of Association is mentioned below.

Cancellation of priority shares

Following best practices in corporate governance, it is proposed to cancel all priority shares. All priority shares are currently held by the Foundation Priority Shares ASML Holding N.V. (Stichting Prioriteitsaandelen ASML Holding N. V., the “Foundation”). At present certain important decisions, such as: issue of shares; reduction of share capital; determination of the number of members of the Board of Management; amendment of the Articles of Association or dissolution of the Company, are subject to the approval of the Foundation. To increase the Company’s transparency towards its shareholders and to increase the participation of the shareholders, the Company’s Supervisory Board has decided to propose to the Company’s AGM to cancel the priority shares as part of the amendment of the Company’s Articles of Association.

Record date

Currently the Articles of Association provide the possibility to apply a record date, to be determined by the Board of Management, to determine 1) who are the Company’s shareholders as of this date; and 2) who are as such registered in a register

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Documents that are referred to herein are available at the Company (email: angela.van.de.kerkhof@asml.com or telephone: (+31)(0)40-268-3977) and at JPMorgan Chase Bank in the US (telephone 800-749-1687) and will be sent to you free of charge upon request. The above documents are also available on ASML’s website (address: www.asml.com).

designated thereto by the Board of Management. The record date should be not less than three (3) days and not more than seven (7) days prior to the date of General Meetings of Shareholders. The Company has applied a record date of seven (7) days for the past years.

The reason for this proposal is the anticipation of a possible change of applicable law to extend the term for the record date. A record date, which is further ahead of General Meetings of Shareholders, will likely decrease the need for a blocking period, as is currently part of the administrative process of some custodians. The intended purpose of the amendment of law is to increase the shareholders’ participation at General Meetings of Shareholders.

8.	Adoption of the revised Remuneration Policy 2006[1] for the Board of Management. (Voting item)

The Remuneration Committee of the Supervisory Board has reviewed the 2004 Remuneration Policy for the Board of Management as adopted at the AGM on March 18, 2004. The 2004 Remuneration Policy was based on the then existing draft of the Dutch Corporate Governance Code (the “Code”). Since then the Code has further evolved and more experience has been gained in the field of compensation for Board of Management members not only in The Netherlands, but also internationally. This led to a change with more emphasis on long term value creation and the possibility to reward overachievement. To limit the financial impact of rewarding overachievement, the reference level has been lowered from the 75th percentile to the median level (50th percentile) of a more focused Peer Group.

The full rationale for the revision of the Remuneration Policy 2004 and the consequences of the revision can be found in the Rationale for Revising the Remuneration Policy.1

9.	Approval of the stock - and stock option arrangements. (Voting item) This agenda item consists of four (4) voting items.

Clarification:

In this agenda item, the Company proposes to the AGM to authorize the Board of Management to issue the stock, respectively the stock options as mentioned in the voting items a), b), c) and d), subject to the approval of the Supervisory Board.

This authorization is a separate authorization from the authorization as referred to in agenda item 13, and will be requested for the period starting from the AGM held on March 23, 2006 and continuing up until the AGM to be held in 2007.

The approval for the performance stock and performance stock option arrangements will be for the financial year 2006 and subsequent years.

In case the performance stock arrangement and the performance stock option arrangement for the Board of Management as addressed under a) and b) of this agenda item will not be approved by the AGM, the performance stock arrangement and the performance stock option arrangement as currently in place based on the Remuneration Policy 2004 and as approved by the AGM in 2005, will apply.

For further information on the performance stock and the performance stock option arrangements for the Board of Management, reference is made to the Remuneration Policy 2006.1

The actual stock and stock option arrangements to be voted upon, are as follows:

a)	The principle of the performance stock arrangement for the Board of Management for the financial year 2006 and for subsequent years, based on the Remuneration Policy 2006, is as follows:

The maximum value of performance stock grants to the members of the Board of Management will be 87.5% of their base salary. The maximum number of performance stock that can be granted is determined by dividing 87.5% of the base salary by the share price on the date of grant. The ultimate number of stock to be awarded is calculated at the end of a three (3) - year performance period and is based on the Company’s performance on Return on Invested Capital (ROIC) as compared to its predetermined Peer Group. The members of the Peer Group are described in the Remuneration Policy 2006.

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Documents that are referred to herein are available at the Company (email: angela.van.de.kerkhof@asml.com or telephone: (+31)(0)40-268-3977) and at JPMorgan Chase Bank in the US (telephone 800-749-1687) and will be sent to you free of charge upon request. The above documents are also available on ASML’s website (address: www.asml.com).

The total number of stock that may be issued to the Board of Management during the period from this AGM to the AGM to be held in 2007 amounts to 139,000 shares.

b)	The principle of the performance stock option arrangement for the Board of Management for the financial year 2006 and for subsequent years, based on the Remuneration Policy 2006, is as follows:

The maximum value of performance stock option grants to the members of the Board of Management will be 50% of their base salary. The maximum number of performance stock options that can be granted is determined by dividing 50% of the base salary by the fair value of the performance stock option on the date of grant. The ultimate number of performance stock options to be awarded is calculated at the end of a one (1) year performance period and is based on ASML's actual performance on ROIC as compared to its targeted ROIC for that period.

The total number of stock options that may be issued to the Board of Management during the period from this AGM to the AGM to be held in 2007 amounts to 238,000 stock options.

c)	The maximum available number of stock options for ASML employees that the Company hereby submits for approval to the AGM to be held in 2007, amounts to 5,140,000.

The employee stock option arrangements include: i) plans for ASML employees world wide and senior and executive management, other than members of the Board of Management, to purchase stock options; ii) a plan to enable ASML to recuperate employee loans attached to stock options granted earlier; and iii) plans to grant stock options to newly hired employees and senior and executive management, other than members of the Board of Management and for incentive purposes.

d)

The award of 22,000 sign-on stock and 22,000 sign-on stock options to Mr. K.P. Fuchs has been agreed upon by the Supervisory Board with Mr. Fuchs upon the entering into of his employment contract with the Company, the main elements of which contract have been published simultaneously with the publication of the intended appointment of Mr. Fuchs in the Company’s press release of October 26, 2005.

10.	Composition of the Board of Management. (Non-voting item)

As announced in the Company’s press release dated October 26, 2005, the Supervisory Board has the intention to appoint Mr. Klaus P. Fuchs as an executive vice president and member of the Board of Management of the Company, subject to notification of the AGM to be held on March 23, 2006. Mr. Fuchs, born in 1958 and of German nationality, has served as a vice president of the industrial group Linde AG since 2003 and held management positions at TRW Aerospace and Daimler-Benz Aerospace before that. For more details reference is made to Mr. Fuchs' biography.1 Mr. Fuchs will be responsible for ASML’s operations worldwide.

11.	Composition of the Supervisory Board. (Voting item)

As announced at the AGM held on March 24, 2005, Mr. P.H. Grassmann and Mr. J.A. Dekker will retire by rotation at the AGM to be held on March 23, 2006.

Mr. Grassmann – retirement from the Company’s Supervisory Board (Non-voting item)

Mr. Grassmann has decided to retire from the Company’s Supervisory Board and is not available for re-appointment. Mr. Grassmann’s retirement has created a vacancy in the Supervisory Board. Pursuant to the (Dutch) Large Company Law, effective October 1, 2004, the Works Council is entitled to effect its strengthened recommendation right with respect to this vacancy. The Works Council has informed the Supervisory Board of its need for more time to select and nominate an appropriate candidate to fit the profile attached to this vacancy. Accordingly, the Works Council has decided, in agreement with the Supervisory Board, not to nominate a candidate for appointment at the AGM on March 23, 2006, but instead to continue its search. The Company sh all, at the appropriate time, convoke a n extra-ordinary general meeting of sha reholders for the purposes of appointing the candidate nominated by the Works Council.

Mr. Dekker – proposal for re-appointment (Voting item)

Mr. Dekker was born in 1939 and has Dutch nationality. From 1995 until his retirement in November 2003, Mr. Dekker was CEO of TNO. Mr. Dekker is available for re-appointment. The Supervisory Board nominates Mr. Dekker for re-appointment because of his valuable contribution to the Supervisory Board and to ASML, especially in view of his extensive technology knowledge and experience.

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Documents that are referred to herein are available at the Company (email: angela.van.de.kerkhof@asml.com or telephone: (+31)(0)40-268-3977) and at JPMorgan Chase Bank in the US (telephone 800-749-1687) and will be sent to you free of charge upon request. The above documents are also available on ASML’s website (address: www.asml.com).

Pursuant to the Dutch Corporate Governance Code, the term for a member of a supervisory board should not extend beyond twelve years. Because Mr. Dekker’s initial appointment to ASML’s Supervisory Board was in 1997, his twelve year term will expire per the AGM in 2009, meaning that his re-appointment would be for a period of three (3) years. For more details reference is made to the proposal to re-appoint Mr. Dekker.1

13.

Proposal to authorize the Board of Management to issue shares or rights to subscribe for shares in the capital of the Company as well as to restrict or exclude the pre-emption rights accruing to shareholders. (Voting item)

This agenda item consist of four (4) voting items:

a)

the proposal to authorize the Board of Management for a period of 18 months from March 23, 2006 to issue shares or rights to subscribe for shares in the capital of the Company, subject to approval from the Supervisory Board. This authorization will be limited to 10% of the issued capital at the time of authorization.

b)

the proposal to authorize the Board of Management for a period of 18 months from March 23, 2006 to restrict or exclude the pre-emption rights accruing to the shareholders in connection with the issue of shares or rights to subscribe for shares as described under a), subject to approval from the Supervisory Board.

c)

the proposal to authorize the Board of Management for a period of 18 months from March 23, 2006, to issue shares or rights to subscribe for shares in the capital of the Company, subject to approval from the Supervisory Board, for an additional 10% of the issued capital at the time of the authorization, which 10% can only be used in connection with or on the occasion of mergers and/or acquisitions.

d)

the proposal to authorize the Board of Management for a period of 18 months from March 23, 2006 to restrict or exclude the pre-emption rights accruing to the shareholders in connection with the issue of shares or rights to subscribe for shares as described under c), subject to approval from the Supervisory Board.

The Board of Management considers it in the interest of the Company and its shareholders to be able to react in a timely manner when certain opportunities that need issuance of shares arise, and therefore the Board of Management would like to be given the authority to issue shares when such occasions occur, and to pass the pre-emptive rights in situations where it is imperative to be able to act quickly, without having to ask prior approval from its shareholders for which an Extraordinary Shareholders Meeting would have to be convoked and which would cost valuable time or create disrupting market speculations.

For example, the authorization in agenda item 13 has been used in the past especially in relation to the issue of convertible bonds, because of the short window of opportunity. The opportunity to issue convertible bonds, or other transactions that need issuance of shares, will be limited if ASML needs to ask prior approval to issue shares and/or to exclude the shareholder’s pre-emptive rights.

The authorization of the Board of Management to restrict or exclude the pre-emptive rights will be limited to (i) 10% of the Company’s issued capital at the time of the authorization, and (ii) an additional 10% of the Company’s issued capital at the time of the authorization only to be used in connection with or on the occasion of mergers and/or acquisitions. The authorization will cover a period of 18 months.

14.

Proposal to authorize the Board of Management to acquire shares in the Company. (Voting item)
This agenda item is mainly included to authorize the Board of Management to purchase shares in the Company's own capital for financing purposes as well as in relation to the granting of ASML stock options, if applicable and in case deemed necessary. The wording used is in accordance with standard practice. As the Company has announced to prepare for a potential share buy back program in the financial year 2006, the Company needs this authorization from the AGM to be able to execute a potential share buy back program.

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Documents that are referred to herein are available at the Company (email: angela.van.de.kerkhof@asml.com or telephone: (+31)(0)40-268-3977) and at JPMorgan Chase Bank in the US (telephone 800-749-1687) and will be sent to you free of charge upon request. The above documents are also available on ASML's website (address: www.asml.com).